ITT Inc. 1133 Westchester Avenue White Plains, NY 10604 (914) 641-2000
May 3, 2019
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of The Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ITT Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which was filed with the Securities and Exchange Commission on May 3, 2019.
Respectfully submitted,
ITT Inc.

/s/ Mary Beth Gustafsson

Mary Beth Gustafsson
Senior Vice President and
General Counsel